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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Public Joint Stock Company Polyus

B.	(1)	This is [check one]

	☒	original filing for the Filer

	☐	amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant Public Joint Stock Company Polyus

Form type Form CB (this Form F-X is being filed concurrently)

File Number (if known) Not applicable

Filed by Public Joint Stock Company Polyus

Date Filed (if filed concurrently, so indicate) November 7, 2019; Concurrently with Form CB

D.	The Filer is incorporated or organized under the laws of the Russian Federation and has its principal place of business at (Address in full and telephone number) 3 bldg 1, Krasina St., Moscow, 123056, Russia; +7 (495) 641-33-77

E.

The Filer designates and appoints CT Corporation System (“Agent”) located at 28 Liberty Street, New York, NY 10005 Tel: +1 (212) 590-9330 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) Form CB on (Date) November 7, 2019 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

SEC 2288 (1-13)

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to Form CB, filed concurrently with this Form;

The filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form CB; the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow Country of the Russian Federation this 7th day of November, 2019.

Public Joint Stock Company Polyus		/s/ Pavel Grachev
Filer:	By:	(Signature and Title)

This statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Olga Hinkel
(Signature)

As Agent for Service of Process by CT Corporation
(Title)

November 7, 2019
(Date)

Instructions

1.	The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

2.

The name of each person who signs Form F-X shall be typed or printed beneath such person’s signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which such person signs Form F-X. If any name is signed pursuant to a board resolution, a copy of the resolution shall be filed with each copy of Form F-X. A certified copy of such resolution shall be filed with the manually signed copy of Form F-X. If any name is signed pursuant to a power of attorney, a copy of the power of attorney shall be filed with each copy of Form F-X. A manually signed copy of such power of attorney shall be filed with the manually signed copy of Form F-X.

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